SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BEVERLY HILLS BANCORP INC.

(Name of Subject Company (Issuer))

BEVERLY HILLS BANCORP INC. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

087866109

(CUSIP Number of Class of Securities)

Larry B. Faigin

Chief Executive Officer

Beverly Hills Bancorp Inc.

23901 Calabasas Road, Suite 1050

Calabasas, CA 91302

(818) 223-8084

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of Filing Persons)

Copy to:

Alan B. Spatz, Esq.

Troy & Gould P.C.

1801 Century Park East, Suite 1600

Los Angeles, CA 90067

(310) 553-4441

July 14, 2006

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation*	**Amount of Filing Fee
$27,500,000	$2,942.50

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 2,750,000 shares of common stock at $10.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for the Fiscal Year 2006 issued by the Securities and Exchange Commission, equals $107.00 per million of the value of the transaction.

☑ Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,942.50

Form or Registration Number: SC TO-I, File No. 5-49579

Filing Party: Beverly Hills Bancorp Inc.

Date Filed: May 22, 2006

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by Beverly Hills Bancorp Inc., a Delaware corporation, to purchase up to 2,750,000 shares of its common stock, par value $0.01 per share, at a price not greater than $9.50 nor less than $9.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 14, 2006 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to this Schedule TO. The Offer to Purchase and Letter of Transmittal, as amended or supplemented from time to time, will constitute the “Offer”. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Beverly Hills Bancorp Inc., a Delaware corporation (the “Company”), and the address of its principal executive office is 23901 Calabasas Road, Suite 1050, Calabasas, California 91302. The Company’s telephone number is (818) 223-8084.

(b) and (c) The information set forth under Section 8 (“Shares Outstanding; Market Prices of Common Stock; Dividend Information”) in the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”

•	Section 1 (“General Description”);

•	Section 2 (“Reasons For Our Offer; Possible Disadvantages Of Our Offer; Status Of Acquired Shares”);

•	Section 3 (“Procedure For Tendering Shares”);

•	Section 4 (“Purchase Of Shares And Payment Of The Purchase Price”);

•	Section 5 (“Conditional Tender of Shares”)

•	Section 6 (“Withdrawal Rights”);

•	Section 7 (“Material United States Federal Income Tax Consequences”);

•	Section 9 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 12 (“Certain Legal Matters”);

•	Section 13 (“Certain Conditions Of This Offer”); and

•	Section 14 (“Termination, Extension, And Amendment”).

(b) The information in Section 9 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) and (b) The information set forth in the Offer to Purchase under Section 2 (“Reasons For Our Offer; Possible Disadvantages Of Our Offer; Status Of Acquired Shares”) is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section 10 (“Plans Or Proposals”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in the Offer to Purchase under Section 16 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) and (b) The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase under Section 15 (“Fees And Expenses”) is incorporated herein by reference.

Item 10.	Financial Statements

(a) and (b) Not Applicable.

Item 11.	Additional Information.

(a) The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 12 (“Certain Legal Matters”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(b) The information set forth in the Offer to Purchase, a copy of which is filed as Exhibit (a)(1)(A), and the related Letter of Transmittal, a copy of which will be filed as Exhibit (a)(1)(B) to the final Schedule TO, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits

(a)(1)(A)	Form of Offer to Purchase dated July 14, 2006.

(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 14, 2006.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 14, 2006.

(a)(1)(F)	Letter to Stockholders from the Chief Executive Officer of the Company dated July 14, 2006.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)*	Press Release dated May 22, 2006, incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the Commission on May 22, 2006.

(a)(6)	Press Release dated July 14, 2006.

(b)(1)*	Form of Beverly Hills Bancorp Inc. Floating Rate Junior Subordinated Debt Security due 2036, incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K filed with the Commission on May 22, 2006.

(b)(2)*	Amended and Restated Declaration of Trust among Beverly Hills Bancorp Inc., as sponsor, the Administrators named therein, and Wilmington Trust Company, as institutional and Delaware trustee, incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the Commission on May 22, 2006.

(b)(3)*	Guarantee Agreement between Beverly Hills Bancorp Inc. and Wilmington Trust Company, as guarantee trustee, incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed with the Commission on May 22, 2006.

(b)(4)*	Indenture between Beverly Hills Bancorp Inc. and Wilmington Trust Company, as indenture trustee, incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed with the Commission on May 22, 2006.

(d)(1)*	1999 Equity Participation Plan, incorporated by reference to Exhibit 10.21 of the Company’s Quarterly Report on Form 10-Q filed with the Commission on August 14, 2000.

(d)(2)*	2002 Equity Participation Plan, incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed with the Commission on August 14, 2002.

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed.

Item 13.	Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2006	BEVERLY HILLS BANCORP INC.

	By:	/s/ Larry B. Faigin
	Name:	Larry B. Faigin
	Title:	Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)	Form of Offer to Purchase dated July 14, 2006.

(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 14, 2006.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 14, 2006.

(a)(1)(F)	Letter to Stockholders from the Chief Executive Officer of the Company dated July 14, 2006.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)*	Press Release dated May 22, 2006, incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the Commission on May 22, 2006.

(a)(6)	Press Release dated July 14, 2006.

(b)(1)*	Form of Beverly Hills Bancorp Inc. Floating Rate Junior Subordinated Debt Security due 2036, incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K filed with the Commission on May 22, 2006.

(b)(2)*	Amended and Restated Declaration of Trust among Beverly Hills Bancorp Inc., as sponsor, the Administrators named therein, and Wilmington Trust Company, as institutional and Delaware trustee, incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the Commission on May 22, 2006.

(b)(3)*	Guarantee Agreement between Beverly Hills Bancorp Inc. and Wilmington Trust Company, as guarantee trustee., incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed with the Commission on May 22, 2006.

(b)(4)*	Indenture between Beverly Hills Bancorp Inc. and Wilmington Trust Company, as indenture trustee, incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed with the Commission on May 22, 2006.

(d)(1)*	1999 Equity Participation Plan, incorporated by reference to Exhibit 10.21 of the Company’s Quarterly Report on Form 10-Q filed with the Commission on August 14, 2000.

(d)(2)*	2002 Equity Participation Plan, incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed with the Commission on August 14, 2002.

*	Previously filed.